UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS  UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-31232

Wimm-Bill-Dann Foods OJSC

 (Exact name of registrant as specified in its charter)

16 Yauzsky Boulevard
Moscow 109028
Russian Federation
(+7) 495-925-5805

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE-FOURTH OF
ONE ORDINARY SHARE, PAR VALUE 20 RUSSIAN RUBLES PER SHARE*

*The ordinary shares are not listed for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

(Title of each class of securities covered by this form)

None

 (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:          222

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Wimm-Bill-Dann Foods OJSC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 31, 2011	WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry V. Ivanov
		Name:	Dmitry V. Ivanov
		Title:	CEO, Wimm-Bill-Dann Foods OJSC